SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*


                            DATA SWITCH CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   237863105
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages

CUSIP No.237863105                     13G                    Page 2 of 13 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WECHSLER & CO., INC.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
    SHARES
  BENEFICIALLY         None
   OWNED BY       --------------------------------------------------------------
    EACH          6    SHARED VOTING POWER
  REPORTING
   PERSON              Not Applicable
    WITH          --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER

                       None
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       Not Applicable
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.0%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


       BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 13 Pages

CUSIP No.237863105                     13G                    Page 3 of 13 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       NORMAN J. WECHSLER

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES
  BENEFICIALLY         None
    OWNED BY      --------------------------------------------------------------
      EACH        6    SHARED VOTING POWER
   REPORTING
     PERSON            Not Applicable
      WITH        --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER

                       None
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       Not Applicable
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.0%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


       BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 3 of 13 Pages

                                  SCHEDULE 13G

Item 1(a).     Name of Issuer:

               Data Switch Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               One Enterprise Drive
               Shelton, CT 06484

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of (i) Wechsler & Co., Inc. (formerly known as Wechsler & Krumholz, Inc.), and (ii) Norman J. Wechsler (each a "Reporting Person" and collectively, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, If None,
               Residence:

               Suite 310
               105 South Bedford Road,
               Mount Kisco, New York  10549

Item 2(c).     Citizenship:

               Wechsler & Co., Inc. is a New York corporation and Norman J. Wechsler is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP Number:

               237863105

Item 3. Wechsler & Co., Inc. is a Broker-Dealer registered under Section 15 of the Securities Exchange Act of 1934. Mr. Wechsler is the majority shareholder, Chairman of the Board and President of Wechsler & Co., Inc. and, accordingly, would be considered the beneficial owner of securities beneficially owned by Wechsler & Co., Inc.


                               Page 4 of 13 Pages

Item 4.      Ownership:

             (a)    Amount Beneficially Owned:

                    None

             (b)    Percentage of Class:

                    0.0%

             (c)    Number of Shares as to Which Such Person Has:

                    (i)     sole power to vote or direct the vote:

                            None

                    (ii)    shared power to vote or direct the vote:

                            Not Applicable

                    (iii)   sole power to dispose or direct the disposition of:

                            None

                    (iv) shared power to dispose or direct the disposition of:

                            Not Applicable

Item 5.        This  statement  is being filed to report the fact that as of the
               date  hereof  the  Reporting   Persons  have  ceased  to  be  the
               beneficial owners of more than five percent of the Common Stock.

Items 6-10.    Not Applicable

                                 Page 5 of 13 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996

                                             WECHSLER & CO., INC.

                                             By: /s/ Norman J. Wechsler
                                                 ----------------------
                                                 Norman J. Wechsler,
                                                 President

                                                 /s/ Norman J. Wechsler
                                                 ----------------------
                                                 Norman J. Wechsler


                               Page 6 of 13 Pages